Exhibit 99.6

Osisko Development Corp.

Annual Report prepared in accordance with the Fighting Against Forced Labour and

Child Labour in Supply Chains Act

For the Financial Year Ended December 31, 2025

1.             Introduction

In this annual report (“Report”) made in accordance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act, S.C. 2023, c.-9 (“Act”), references to “Osisko Development”, “Company”, or “our” or similar terms refer to Osisko Development Corp.

This Report constitutes our statement under the Act for the fiscal year from January 1 to December 31, 2025 (the “Reporting Period”) and is the Company’s third report. The Company’s subsidiaries do not meet the criteria of “entity” under the Act and as such this Report shall not be considered a joint report.

As part of our broader commitment to ethical and sustainable mining, Osisko Development continues to assess measures that may improve our practices to help prevent and reduce the risks of forced labour and child labour.

This Report describes the steps taken by Osisko Development during the Reporting Period to prevent and/or reduce the risks of forced labour and child labour in our operations and supply chain.

2.             Our structure, activities and supply chains

Osisko Development1 is a Canadian federal corporation organized under the Canada Business Corporation Act. The Company’s common shares are listed on the TSX Venture Exchange and the New York Stock Exchange (NYSE) as “ODV”, and the Company also lists warrants to purchase one common share listed on the Nasdaq Stock Market LLC as “ODVWZ”.

The Company’s headquarters is located in Montreal, Quebec and, during the Reporting Period, the Company had operations in Canada, the United States, and Mexico. Osisko Development owns, through its subsidiaries, the following development stage former gold mines: (i) the Cariboo Gold Project in the historic Cariboo Mining District of central British Columbia, Canada; (ii) the Tintic Project in the historic East Tintic mining district in Utah, U.S.A.; and (iii) the San Antonio Gold Project in Sonora, Mexico.2 As of December 31, 2025, the Company had approximately 101 employees across all its projects.

Osisko Development is focused on redeveloping past-producing gold mines. As part of its operations, the Company engages contractors with respect to, amongst other things, mine development, exploration activities, material transportation, processing and distribution, and equipment purchase. For a detailed description of Osisko Development’s business activities, please refer to our most recent Annual Information Form on our website at https://osiskodev.com/investors/#financial-reports or on SEDAR + under the Company’s issuer profile.

Osisko Development relies on a diverse pool of suppliers to provide goods and services to support our, development, construction, exploration, mining, processing, transportation, and sustainability activities. Our direct suppliers are mainly located within proximity to our operations. Some of Osisko Development’s suppliers have supply chains extending beyond North America.

1 Corporation number: 1252807-0

2 As of the date of this report, the San Antonio Gold Project is no longer owned by the Company, and the Company no longer carries out operations in Mexico. Osisko Development sold 100% of its interest in the San Antonio Gold Project to Axo Copper Corp on January 27. 2026.

Osisko Development’s procurement operations are primarily managed at the site level, with each site following the Company’s policies and procedures. Procurement practices may vary to address specific local requirements.

In 2025, our supply chain encompassed a range of goods and services to support our operations. For exploration activities, we engaged contractors to carry out drilling operations. For mining and heap leaching activities, we relied on contractors for various development operations, and we purchased materials such as mining equipment, fuel, and other specialized equipment to support our operations. Osisko Development also acquired goods and services for the full cycle of its operations.

3.             Our policies and due diligence processes

Osisko Development’s policies outline the Company’s standards for acceptable business conduct and are reviewed and updated annually by our executive team and by the Board of Directors. The policies are accessible to employees, officers, directors, third-party suppliers and contractors, and stakeholders, and are published on our website and through internal communications channels. The Company conducts due diligence in respect of its goods and services suppliers prior to engaging or onboarding such suppliers but does not have a dedicated process or policy in place to screen suppliers specifically in respect of forced labour and child labour.

The below summarizes the Company’s key policies and standards relating to human rights and ethical behavior across its operations and supply chains. While forced labour and child labour are not explicitly referenced in these policies, the policies include references to broader human rights risks. These policies and standards apply across Osisko Development’s subsidiaries.

Code of Ethics3

The Code of Ethics applies to all directors, officers and employees of the Company and its subsidiaries. The purpose of the Code of Ethics is to promote, among other things, honest and ethical conduct and compliance with applicable laws and regulations. The Company requires its employees, officers and directors to adhere to and comply with the Code of Ethics. Additionally, our employees, directors, and officers renew annually their Code of Ethics undertaking. The Code of Ethics requires, among other commitments, our employees, directors, and officers to ensure the following:

•	a healthy working environment and safe working conditions;
•	non-discriminatory, equal employment opportunities; and
•	the respect of individuals, their integrity and dignity.

Osisko Development’s Code of Ethics sets out the standards and expectations for how we conduct our business. The commitment of our directors, officers, and employees to comply with applicable laws and uphold high ethical standards supports our efforts to reduce the risk of forced or child labour in our operations and supply chains.

3 https://osiskodev.com/_resources/governance/ODV_Code_of_Ethics-Nov25.pdf

Whistleblowing Policy4

Osisko Development maintains a zero-tolerance policy toward retaliation against whistleblowers. The Company provides anonymous reporting channels, as well as other reporting avenues, for any person, within or external, to report concerns, misconduct, or suspected violations of any applicable laws, regulations, or Company policies, including those related to forced labour and child labour Reports may be submitted through a confidential hotline accessible online or via telephone.

Osisko Development’s Whistleblowing Policy:

•	defines the steps that internal and external persons should follow when reporting complaints or concerns;
•	promotes a “speak-up” culture that encourages whistleblowers to report concerns;
•	mandates the reporting of any confirmed or suspected breaches of laws, regulations, or our policies; and
•	protects whistleblowers from retaliation.

Contractual terms and conditions

Osisko Development makes commercially reasonable efforts to have our contractors and suppliers comply with the Code of Ethics and conducts due diligence in respect of such contractors and suppliers prior to engagement. During the Reporting Period, Osisko Development has updated its standard terms and conditions to include language requiring contractors and suppliers to state that they shall not use forced or child labour at any stage of the work to be completed.

4.             Potential forced labour and child labour risks

Osisko Development recognizes that the risk of forced labour and child labour is greater within our supply chain compared to our own operational activities. Furthermore, certain individuals, sectors, and geographic locations within our supply chain may be at higher risk of forced labour and child labour.

To date, our approach to identifying risks of forced labour and child labour has been centered on the nature of our sector, the geographic locations of our operations, and our engagement with employees, contractors, and direct suppliers at our operating sites. While we make efforts to identify these risks, we acknowledge that we cannot have complete visibility into the risks extending beyond our direct suppliers. Accordingly, the Company expects its direct suppliers to actively engage with and manage these risks within their own supply chains, and the Company intends to take steps to monitor and support such efforts over time.

Based on our review, we have identified the following categories of goods as presenting a potential inherent risk in our supply chain:

•	mining equipment and associated inputs which may be sourced from a variety of jurisdictions and suppliers;
•	other goods manufactured in regions considered at higher-risk of forced labour or child labour; and
•	manufacturing of clothing and personal protective equipment.

The measures Osisko Development takes to mitigate the risk of forced labour and child labour in our operations include the policies and procedures outlined above, the inclusion of contractual provisions requiring compliance by contractors and suppliers, due diligence conducted prior to supplier engagement, and ongoing training initiatives as described in Section 7 of this Report.

4 For the full details of the complaint handling procedures of the Whistleblowing Policy, see: https://osiskodev.com/_resources/governance/ODV_Internal_Whistle_Blowing_Policy-Nov25.pdf

5.             Remediation measures

To date, Osisko Development has not identified any incident of forced labour or child labour in its operations or supply chain, nor has it received a complaint regarding the same. As such, Osisko Development has not undertaken any remediation measures as a result of forced labour.

6.             Remediation of loss of income

To date, Osisko Development has not identified any incident of forced labour or child labour in its operations or supply chain, nor has it received a complaint regarding the same. As such, Osisko Development has not undertaken any measures to remediate the loss of income to families as a result of forced labour.

7.             Training

Every new employee at Osisko Development and its subsidiaries is required to review and acknowledge their understanding of the Company’s policies, which include, but are not limited to, the Code of Ethics, the Policy on the Prevention of Psychological or Sexual Harassment in the Workplace and the Handling of Complaints, and the Internal Whistleblowing Policy. While these policies do not explicitly address forced labour or child labour, they reaffirm the Company’s commitment to upholding all applicable laws, including those that protect human rights and ensure a workplace free from discrimination, harassment, and violence.

In 2025, the Company held additional training on compliance with the Company’s policies.

8.             Assessing effectiveness

Osisko Development is committed to mitigating the risk of forced labour or child labour being used within our operations or our supply chains. As Osisko Development continues to develop its program for identifying and mitigating risks related to forced labour and child labour, it will evaluate and implement measures to assess the effectiveness of these processes.

Attestation and approval

This Report was approved by the Board of Directors of Osisko Development.

In accordance with the requirements of the Act and, in particular, Section 11 thereof, I, in my capacity as Director of Osisko Development and not in a personal capacity, attest that I have reviewed the information contained in this Report on behalf of the Board of Directors of Osisko Development. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed within this Report.

DATED on this 27 of March 2026

/s/ Sean Roosen
Sean Roosen
Chief Executive Officer and Chair of the Board of Directors
Osisko Development Corp.
I have the authority to bind Osisko Development Corp.